Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

The following is a transcript of an interview with Benjamin Lightburn, Chief Executive Officer of Filament Health Corp., on The Water Tower Hour podcast, as initially recorded on August 16, 2023:

Jesse Redmond 0:02

Welcome to the Water Tower Hour. I’m your host Jesse Redmond, senior analyst at Water Tower Research, and today’s episode we’re going to talk about a company called Filament Health which provides naturally derived psychedelic medicines. The stock trades at the Neo exchange under the ticker FH and on the OTC exchange under FLHLF. These tickers might be changing as Filament is completing a merger that will take them to the Nasdaq later this year. You can learn more about the company at filament.health. And to dig into the company I have two special guests, first Managing Director and Head of Business Development at Water Tower Research Tim Regan, Ted, welcome back and thanks for joining us.

Tim Regan 0:40

Thanks a lot, Jesse. Good to be here again.

Jesse Redmond 0:43

We also have Ben Lightburn CEO and co-founder of Filament Health. Ben, appreciate you being here.

Ben Lightburn 0:49

Thank you so much, Jesse. Happy to be on.

Jesse Redmond 0:53

Ben, I think a good place to start is talking a little bit about your background and why you got into the psychedelic space and specifically why you launched Filament Health so maybe we can start off there?

Ben Lightburn 1:03

Sure. So my career and background has been focused all in the commercialization of naturally extracted products. I’ve focused mostly on the commercialization of new phytochemical extraction technologies, working, founding, establishing, and in fact selling companies dedicated to doing just that. In 2018, I was a CEO of a company, a startup, an angel and venture-backed company called Mazza Innovation, a company here in Vancouver, which had commercialized a new extraction technology. And we were selling ingredients into the pharmaceutical industry, into the cosmetics industry and the food ingredients industry. And we were fortunate enough to be acquired in the summer of 2018 by a large NYSE listed food ingredients company called Sensient Technologies. And after that sale, myself and the management team were evaluating new opportunities, and places where we could put our hard-earned skills to good use. And this is right around the time, as you’ll recall, that the psychedelics industry is enjoying a bit of a renaissance or a reemergence. And what struck us as very peculiar about the market at that time was that there really didn’t seem to be anybody focused on making naturally derived psychedelics. In fact, all research in psychedelics up to that point had employed the use of synthetically manufactured psychedelic compounds like psilocybin, MDMA and others. But we knew from our past experience and from just general industry megatrends, in pretty much all areas of the economy is that people want natural products, right, they don’t want more synthetic caffeine or more synthetic food coloring, or synthetic vitamins or whatever it is, or synthetic cannabinoids, for that matter. They want natural. And we knew that we had the skills and the experience in order to bring the very first naturally derived psychedelic drug compounds into first, clinical trials, and then eventually, into approval as well. So that’s why we got the company started.

Jesse Redmond 3:19

What areas did you focus on in terms of the compounds that you’re most interested in working with and extracting? What were the ones that stood out to you and what spaces are you working in?

Ben Lightburn 3:29

So definitely, we started with magic mushroom compounds, as the most well-known and the most clinically advanced. So our first drug candidates that we made are what we call PEX010, PEX020 and PEX 030. PEX010 is a formulation standardized in psilocybin, which is extracted from the magic mushroom in an oral capsule, and PEX020 and PEX030 are standardized in psilocin, prepared in an oral as well as into a sublingual formulation. But what sets our drug candidates apart, probably even more than the fact that they’re natural, is the fact that they contain not just the primary compound from the raw material. So for instance, our psilocybin drug candidate, although it’s standardized to a highly precise dose of psilocybin, it actually also contains the other compounds from the magic mushroom. And these are things you may have heard of, they’re called like psilocin, baeocystin, norbaeocystin, the list goes on and on. And so in this way, we can actually capture all of the compounds and all the potential benefits from the natural species, which is, of course, the way that humans have been consuming these substances for millennia. Synthetic psilocybin only came on the scene in 1958, I believe it was, whereas people have been consuming magic mushrooms for much, much longer than that. So that’s really what sets our drug candidates apart, in terms of their physical characteristics from synthesized substances.

Tim Regan 5:08

That’s really interesting. And I love how you kind of describe the steps that you guys are putting together as a company too. Maybe talk about where you stand with the trials that you’re running, where you guys are, and kind of what the plan is about that side of the business, you know, kind of near term, long term level.

Ben Lightburn 5:23

Sure. So the first, the first step in the business was actually proving that the FDA would allow botanical psychedelic drug candidates into human clinical trials. Because frankly, you know, several years ago, people said it couldn’t be done, right. Oh, it’s not GMP. It’s not standardized. You can’t get any IP. And again, having just sold a company that made IP protected GMP extracts for other industries, that’s essentially where we knew the opportunity lay. So once we actually made those candidates and obviously made a GMP facility and all the processes that are necessary, we got that very first clinical trial proof that’s ongoing right now, it’s a phase one study at University of California, San Francisco, which is evaluating the effects of our psilocybin and psilocin drug candidates, essentially comparing them to each other. Since then, we’ve done a number of other things towards the eventual approval of our drug as an approved pharmaceutical. So we’ve launched a drug development initiative into substance use disorders, specifically, methamphetamine and opioid use disorder. We have a phase two study that’s recently been approved by FDA, and also by the UCSF IRB, which will be investigating the effects of our drug candidate for the treatment of methamphetamine use disorder. This is a huge and growing problem in society. The fatal overdose rate for stimulants in general, but for methamphetamine in particular, is growing at 30% per year, every year. You see wild outbursts, you see high risk sexual behavior, and crucially, for methamphetamine and stimulant use disorder, there are actually no approved therapies that are out there on the market. So we think that this indication both has a relatively high chance of success, we hope with our drug, as well as one with a very, very significant unmet need, and one where we can kind of pioneer the use of psychedelics. Also, with respect to opioid use disorder, we’re in the planning stages of a clinical study, which will run here in Vancouver out of a local university called University of British Columbia. This will be a similar thing, looking at the effectiveness of our drug in a population with opioid use disorder. And of course, the ravages of the opioid epidemic in our society doesn’t really need any introduction or any clarification, it is one of the biggest problems facing society, if not the biggest problem facing society. And again, there’s lots of really promising reasons to believe why psychedelics and in particular, our botanical psilocybin, may be efficacious in both of these indications.

Jesse Redmond 8:16

And is this something that can be prescribed that someone can do at home versus something where you go to a treatment center? How do you administer these substances?

Ben Lightburn 8:25

Eventually, these will be medications that can be prescribed by doctors subject to their approval as pharmaceuticals. And they will likely be administered in some kind of a treatment center or some kind of a therapist’s office. One of the things that we are currently doing up in Canada is supplying requests for our drugs via what’s known as a Special Access Program. Canada is kind of leading the way in providing patients access to psychedelics. So if you’re a Canadian patient, and you’re suffering from severe end of life distress, or severe depression, and you’ve tried all the other treatments, and they don’t work, you can actually apply to the government to have access to psychedelics, such as MDMA or psilocybin. And we’re the primary supplier of this program and we’ve been approved now, I think, 130 or 140 times to supply drugs to these patients, which is really neat, because we’re actually able to help treat patients out in the real world outside of a clinical trial. And it’s very rewarding and very gratifying to hear back from the patients and the physicians, how it’s going and whether or not the drug that we manufacture has had a positive impact on their life.

Jesse Redmond 9:48

And when somebody has one of these, either the methamphetamine use disorder or the opiate use disorder, and they take the extracted psilocybin. Is the reason that it fixes them or makes them better or helps their condition. Do you see it more as some sort of a rewiring of the brain that helps physically so they don’t crave the substance more as much? Or do you see as a mental reframe, where now, with fresh tracks laid down and a fresh perspective on things, they can step back and look and say, maybe this isn’t the place I want to take my life? Or is it maybe a combination of those two things?

Ben Lightburn 10:22

You know, I think it could be either or, or a combination. Many times substance use disorders stem from some underlying trauma or underlying event that may have happened in the past. And people report that psilocybin therapy can help them kind of come to terms with something that happened way in their past. We were discussing with an investigator that was using our drug in an alcohol use disorder study. And he provided an anecdote of somebody that was having a very challenging experience while on psilocybin. But that was because the patient was actually reliving a very traumatic event that had happened in their past. But by reliving it and contextualizing it and observing it, they were able to sort of work through these issues a little bit. And eventually that led to a reduction in their alcohol use. So we don’t actually really know how the psilocybin therapy works. But this is one of the theories that it can help people come to terms with some underlying traumatic event that may be one of the root causes for their condition.

Jesse Redmond 11:46

Yeah, that’s super interesting. I think one of the most beautiful things about psychedelics is the nature of the problems they treat, like we look across our society, and we look at things like treatment-resistant depression, anxiety, the substance use disorders, it’s awesome that there’s a business here, but I think, you know, when I look across the landscape, you know, I’m a big fan of cannabis as well, in terms of medicine, but I think the psychedelics are so profound and life changing in terms of the types of things they can help people with.

Ben Lightburn 12:10

Yes, and yet another area where it seems to work very well is in end of life distress, right, people that have a terminal diagnosis, and it’s very challenging for them, very understandably, it’s very challenging for them to process this in their minds, it’s very challenging for their family members, it’s very challenging for the physicians that are treating them. And people report after doing psilocybin therapy, that they’re much more able to come to terms. They don’t feel guilty because they’re going to be leaving their family behind. They have all these realizations. And it’s very interesting and very rewarding to hear back in these kinds of situations.

Jesse Redmond 12:54

Let’s transition over to the business side a bit. I know there’s been some exciting news recently around the SPAC merger with Jupiter and Filament. Can you talk about why Filament decided to pursue this merger and what the benefits are?

Ben Lightburn 13:07

Sure, so as a brief background, we recently announced the signing of a definitive business combination agreement with a SPAC, a US-listed SPAC. It’s called Jupiter Acquisition Corp, it’s listed on the Nasdaq exchange and these SPACs, their sole purpose are to find promising companies and essentially acquire them, thereby gaining a listing for the target on the Nasdaq or typically a senior US exchange. What attracted us to this whole idea was the ability to reach a larger number of investors. Obviously, as a currently publicly traded stock on the Canadian Neo exchange, the number of people paying attention and investing in Nasdaq companies is much bigger, as well as it’s where you find the majority of your more sophisticated biotech investors. We just don’t really have that as much in Canada. We believe that Filament is a very exciting story with many, many different things to talk about and to be proud of, and we think that those things will resonate best on the Nasdaq as listed on the Nasdaq exchange. So for all those reasons, for better awareness, more access to capital, more investor eyeballs, all those reasons, we decided to pursue this this path.

Tim Regan 14:38

And I think something interesting also to note is, when people look at coming from one exchange to another, and the US market is I think 13 times the size of the Canadian market anyway from investing. But also, if you’re an ETF or a fund manager, you’re going to need that Nasdaq listing to actually participate even if you’re in a long term fund, or you’re in an index fund being on the Nasdaq is a big step up, so I think it makes a lot of sense for the path you guys chose. And it’s really exciting. So I’m really happy to hear it. What specifically made you guys want to do the deal with Jupiter, you know them specifically?

Ben Lightburn 15:13

So we did a formal SPAC outreach process, we talked to probably a dozen different SPACs. What we liked about Jupiter was the management team. Jim Hauslein, their CEO, was former formerly the chairman of Sunglass Hut, and led them to a very successful acquisition. Jonathan Leong, their CFO, is a career investment banker and a very accomplished finance person. So we were mostly impressed with their backgrounds, their connections to different investor groups and different networks and their just kind of honesty and business sense. So we found that they were a good partner. I mean, they view, as do we, we view this deal as a long term partnership. They’ll be approximately 20% holders of the pro forma company, they’ll receive a board seat and a board observer seat. So we plan to work together for many years into the future. And so you really have to be careful, who you’re going to get in bed with. And these guys struck us as some of the more upstanding people that we came across.

Jesse Redmond 16:39

And I know some investors have looked at the current valuation on the stock and then see the new company’s valuation. And they’ve been a little bit curious about how you got to that number, can you speak to the valuation assessed at the new pro forma company?

Ben Lightburn 16:52

So the valuations in a SPAC combination are set by a negotiation between the target and the SPAC and then there’s fairness opinions, and the boards of directors of both entities have to approve it. But essentially, the reasoning for the valuation increases kind of what we were talking about before, there is more appetite and more desire and a greater market for Nasdaq listed psychedelic stocks than there is on Canadian exchanges. You look at the market caps of Canadian listed companies, compared to Nasdaq listed companies in similar stages of development and you see a pretty large delta and it’s the Nasdaq U.S.-listed companies that have significantly higher market cap. That is essentially the reason for the higher multiple to which Jupiter agreed in the negotiations.

Tim Regan 17:52

Awesome. It makes a lot of sense. I think that’s something that investors are trying to wrap their heads around, you guys have done a lot of work in the background, especially as a company I’ve seen, you’re blocking and tackling, you’re executing, you’re building the business. And now when you see the new valuation of the pro forma company, it does make sense to a lot of people, I think it will as we get closer to the transaction, especially. I guess, talking on that, Ben, can you comment there, please. Talk about that as well.

Ben Lightburn 18:18

Yeah, you raise a good point, Tim, the transaction is by no mean closed. And so there is a delta between our current market cap, which is obviously significantly higher than before announcing the business combination, but there’s still a delta between our current market cap and the closing price, and that is because there is still time and steps that have to occur between now and the eventual listing on Nasdaq. Two days ago, we filed our initial draft registration statement. So that was on Form F-4, filed that with the SEC. And in fact, we filed that in Canada as well. So that has to get reviewed by SEC, we’re gonna get comments back, we have to respond to those comments, we’re going to have to do all the typical listing requirements, even though we already are publicly listed. Both sets of shareholders have to approve the transaction, there’s going to be a Canadian court-ordered plan of arrangement. There’s the Nasdaq application. So there’s lots of fun stuff that has to happen, lots of lawyers that are going to get nice bonuses come Christmas time to get all this sausage made. But as these steps all get completed, and we think we have a relatively good shot, obviously, at completing all the steps, but as the steps get completed, this demonstrates that we’re nearer and nearer towards the closing in there and then the listing on Nasdaq.

Tim Regan 19:52

Awesome. It makes sense to us. And it’s amazing how many fees go into everything that you’re doing between now and then but, you know, it’s part of the transactions in the US market, you know, while you’re trying to run a business, they’re working in the background to get all this done for the F-4. So I’m happy to hear that you guys have put the steps in place moving towards the Nasdaq, maybe talking about a little bit for the shareholders in Filament, you know, how’s this new share structure going to be into the new trading company.

Ben Lightburn 20:19

You can think of it even though the transaction itself is very complex, both Jupiter and Filament will merge into subsidiaries of a newly formed topco. And this is done for tax reasons, so everyone can enjoy a tax-free rollover. The way that you can imagine it, though, basically is that it’s like an RTO. And the pro forma company will have an approximately $210 million valuation subject to certain adjustments, of which Jupiter will get roughly 35 million and Filament will get 176 million of the of the pro forma valuation, that 176 million will get distributed to the Filament shareholders that were there at the time of the business combination. What that works out to is an approximately 85 cent US price per Filament share at the time of the business combination. So that’s where we that’s where we expect to close on this SPAC combination.

Tim Regan 21:30

Gotcha. And then just for investors out there, RTO means reverse takeover transaction.

Ben Lightburn 21:37

Yeah.

Jesse Redmond 21:38

Any particular risks associated with the transaction you’re concerned about that keep you up at night? Are you feeling pretty good?

Ben Lightburn 21:45

Well, there’s lots of things that keep me up at night. But not, you know, the risk of closing this transaction is probably not the one most keeping me up at night. One thing that’s unique about the Filament cap table in particular is that insiders, management own a significantly high percentage of the outstanding shares. So we don’t expect there to be any surprises during any of the shareholder votes or anything like that. And similarly, with Jupiter, we expect, all the necessary approvals. I think, you know, we wouldn’t have even come this far in the in the SPAC process if we weren’t fairly confident that it would close, although obviously, there is always risk in any transaction. And, you know, as we like to say, you know, time is a risk for everything, right. So there’s no guarantees, but I would say that we are feeling relatively confident.

Jesse Redmond 22:51

And I ask what does keep you up at night? Or what you know, when it comes to when it comes to the business tech, we all have things when we go to sleep at night, we think about what could go wrong? Or what are the biggest risks? Are there any particular things that you worry about in your space or that are specific to Filament?

Ben Lightburn 23:04

You know, it’s specific to Filament. Especially having done a couple of financings recently, future’s looking very, very bright. Any normal CEO of a biotech startup, it’s always very stressful. There’s lots of issues that arise and things you’ve got to work through, but you eventually work through them all. What would really be good for my sleep, and also for a lot of other people’s sleep is a rebound in the psychedelics market. I mean, you look at, I think, COMPASS Pathways announced a very large financing today. That’s very good news for the industry. However, you just look at the market cap at which it was done compared to where they IPO’d. Right. So, you know, if you wanted a statement as to where things are, there’s a very, very good case study. But, you know, a financing is way better than no financing. And so, I think the best thing for everybody and for everybody’s stress in the industry, I mean, we’re approaching now, two and a half years of psychedelics winter, and we need good news in order to get us out of the situation where we’re currently in. And luckily, you know, a lot of people have been reaching out to us since the SPAC merger saying, Oh, this is so great, you know, this is the news the industry needs, and, you know, you guys are going to lead us out of the psychedelics winter and, hopefully it does, hopefully it does, that would be great for everybody. The market is not a zero sum game, when activity and interest returns, it rises all the ships.

Jesse Redmond 24:52

Yeah, I spend my days in the cannabis space, and we’re a little over 900 days into the great cannabis drawdown that started on February 10 2021. So I feel like our charts are probably fairly correlated. And from that perspective, and yeah, looking forward to better times, and it feels like what are, you know, are sectors are different drivers, but it does feel like that when they’ve kind of went down in sync, and hopefully when risk comes back out a little bit they can they can start to perform together.

Tim Regan 25:16

Yeah, and I think that definitely comes down to how these companies were initially financed, , a lot of them are Canadian listed companies, or Canadian exchange listed, and a lot of the money came out of Canada, and they started reaching to the US, and then it got a little stale. So I think we’re all in that, you know, coming out of that trough, I think is going to be big. And I do like how one of our investors Ken said it that this is the end of the psychedelic winter, and you guys are the ones leading it out. So it’s awesome to hear that. So I guess between now and the close of transaction, what are some catalysts that you guys are looking forward to?

Ben Lightburn 25:48

Between now and the close of the transaction, we are busy getting the methamphetamine use disorder study up and running. Especially because we did recently close on a financing led by Ken from Negev Capital. We think that this will be a major catalyst, right? Getting patients dosed, in this trial, getting them enrolled, get them through. And we also think it will play very well to the Nasdaq audience. It’s a pure biotech, foreign pharma play. And same thing goes with our opioid use disorder study. So getting it up and running, getting Health Canada approval to start the trial, getting an IND open, all these things are going to be good catalysts. Another thing that we haven’t really touched on too much is our outlicensing program. So since starting the company, and since getting our drugs into clinical trials and amassing an extremely attractive IP portfolio, around their manufacturing, formulation, trade secret manufacturing methods, we’ve had a number of companies actually approach us to ask whether they can, under a licensing agreement, have access to our drugs for their clinical development. And in certain cases, we’ve said yes, so we have a couple of licensing agreements in various indications that are not core to our own objectives, but certainly makes sense in certain cases to partner. We have an agreement in the in the field of palliative care with a company called Psyence, we have an agreement in eating disorders with a company called Neo Lumina. And we actually are expecting hopefully to announce a few more such licensing agreements before listing on Nasdaq. These are great because they generate revenue. We charge milestone fees based on the counterparty’s clinical development or their clinical trials, seeing whether they apply for marketing authorization, and then we’re able to command a relatively attractive royalty based on their commercial sales. And that’s due to the strength of our protection of our IP portfolio that we can provide to these licensees. The other thing that we do is we provide our drugs on a low or no cost basis to qualified academic researchers all around the world. So there’s always lots of really interesting news about well, the other day, we announced UCLA studying our drug or University of Washington is studying our drug. And what’s really nice is that these qualified groups study our drugs in new indications, that might not even be on our radar. And yet, we can have access to the data, in many cases, use it for our own development purposes, and also build the safety library that we need when we get our drugs approved. But most of all, we’re kind of trying to change the industry standard away from synthetic and towards natural, right. So when we first got started, there had been no research done on naturally derived psychedelic drug candidates. And now we’re slowly becoming the industry standard, we have 20 or 30 studies that are ongoing around the world, using our naturally derived drug candidates.

Jesse Redmond 29:17

So it looks like, Ben, you have an awesome foundation in place, you have some compelling medicines. What are the keys to driving more scale and revenue to the business?

Ben Lightburn 29:29

Well, that would come in two parts, or maybe we could divide it into three. One would be more licensing agreements, we can generate near term milestones. Milestone payments, we’re one of only a few psychedelics companies that have meaningful revenue. We did about 400,000 of revenue last year, hoping to do at least that much if not more this year. The real revenue however, from drug development obviously, kicks in when the drugs get approved; either our own drugs get approved for our own marketing authorization, or those of our licensee partners where we can then collect royalties. So it’s still going to take several years for that to happen. The drugs are currently in phase two, so they have to finish phase two. And then they have to go through phase three and then apply for marketing authorization. And that obviously takes time. But other areas in which we can generate revenue now are in markets where regulations have changed, and they actually permit sales of psychedelic substances. So there are state level markets in the United States, Oregon and Colorado, it’s not actually legal to send psilocybin into those states, because they’ll stop you at the border, it’s still federally illegal, right. So you have to work out ways maybe we can license technology to those places, and people can make products with our technology and also pay us a royalty licensing fee. But then there’s other jurisdictions like Australia, which actually recently rescheduled psilocybin to make it eligible for a similar program like we have in Canada, they call it the authorized prescriber scheme, where doctors can actually apply to become authorized prescribers for psilocybin. That all happened in July, so just a month ago, and so we’re in the process of setting ourselves up to be able to have our products distributed in Australia. And in that case, unlike in Canada, we will actually charge money for our drugs. And we think that they’ll be very attractive for this program because of course, they’re the only pharmaceutical grade natural products.

Jesse Redmond 31:45

And in Australia, are you going to have to have operations over there? Are you going to be able to send over the product to them? Are they import/export? How does it work in that market for you?

Ben Lightburn 31:51

In the case of Australia, it’s fully federally authorized, so we can actually export our products directly to Australia and sell them.

Jesse Redmond 31:58

That’s awesome. That’s great. I know I speak for Jesse when I say this but we really are looking forward to all the work you guys are doing and we’d love to get a visit together to come visit and tour your facility and say hi to the team up in Vancouver.

Ben Lightburn 32:12

For sure, any time.

Jesse Redmond 32:16

Well this has been a great conversation Ben, appreciate you being here and giving us an introduction. It’s an exciting story, looking forward to following, we’ll have to have you on later this year to get a progress update.

Ben Lightburn 32:25

Yeah, thanks so much, it’s been a pleasure. Any time.

Jesse Redmond 32:29

Well great, special thanks to the producers of the podcast, Joy Malone, Tim Regan, and Nick Ford and of course our editors as well, Nick Ford and Mohammed Dabdoub. And thank you for listening. Don’t forget to subscribe and we’ll see you next week.

The views expressed in this podcast may not necessarily reflect the views of Water Tower Research LLC aka WTR and are provided for information purposes only. The Water Tower Hour may not be distributed or reproduced without the written consent of Water Tower Research and should not be considered research nor a recommendation. WTR is an investor relations firm, not a licensed broker dealer, broker dealer, market maker, investment bank, underwriter, or investment advisor. Additional disclaimers can be found at WaterTowerResearch.com.

* * *

Important Information About the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. Jupiter and TopCo also intend to file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. After the Registration Statement has been declared effective, Jupiter will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. The Proposed Business Combination will also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR at www.sedar.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “could,” “continue,” “may,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would.” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current beliefs and expectations of Filament’s, TopCo’s and Jupiter’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Filament, TopCo and Jupiter believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Filament, TopCo or Jupiter can assure you that any of them will achieve or realize these plans, intentions, or expectations. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Filament, TopCo and Jupiter. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (ii) the failure of either Jupiter or Filament prior to the Proposed Business Combination, or TopCo after the Proposed Business Combination, to execute their business strategy; (iii) the outcome of any legal proceedings that may be instituted against Filament, TopCo or Jupiter or others following the announcement of the Proposed Business Combination; (iv) the inability to complete the Proposed Business Combination due to the failure to obtain any necessary interim order or other required court orders in respect of Filament’s statutory plan of arrangement under the Business Corporations Act (British Columbia) with respect to the Proposed Business Combination or the failure to obtain the approval of Filament’s shareholders or Jupiter’s stockholders or to satisfy other conditions to closing; (v) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (vi) the ability to meet stock exchange listing standards prior to and following the consummation of the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations of Filament as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of TopCo to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; (x) failure to comply with and stay abreast of changes in laws or regulations applicable to Filament’s business, including health and safety regulations and policies; (xi) Filament’s estimates of expenses and profitability and underlying assumptions with respect to redemptions by Jupiter’s stockholders and purchase price and other adjustments; (xii) any downturn or volatility in economic or business conditions; (xiii) the effects of COVID-19 or other epidemics or pandemics; (xiv) changes in the competitive environment affecting Filament or its customers, including Filament’s inability to introduce, or obtain regulatory approval for, new products; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the impact of pricing pressure and erosion; (xvii) failures or delays in Filament’s supply chain; (xviii) Filament’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Filament; (xix) the possibility that Filament, TopCo or Jupiter may be adversely affected by other economic, business and/or competitive factors; (xx) the failure of Filament or TopCo to respond to fluctuations in foreign currency exchange rates; and (xxi) Filament’s estimates of its financial performance; and those factors discussed in documents of Jupiter or TopCo filed, or to be filed, with the SEC. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Filament’s, TopCo’s or Jupiter’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Participants in Solicitation

Jupiter, Filament, TopCo and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination. Information regarding Jupiter’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement, and the proxy statement/prospectus included therein, and will be included in the definitive proxy statement/prospectus when it becomes available. Jupiter’s stockholders, potential investors, and other interested persons should carefully read the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, and related documents filed with the SEC, before making any voting or investment decisions. These documents, once available, can be obtained free of charge from the sources indicated above.

No Assurances

There can be no assurance that the Proposed Business Combination will be completed, nor can there be any assurance, if the Proposed Business Combination is completed, that the potential benefits of the Proposed Business Combination will be realized.